UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 11)(1)

NETWORK-1 TECHNOLOGIES, INC.

 (Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

64121N109

(CUSIP Number)

Woodland Partners

 68 Wheatley Road

Brookville, NY 11545

Telephone: (516) 626-3070

With a copy to:

Michael R. Reiner, Esq.

Breslow & Walker, LLP

767 Third Avenue

New York, New York 10017

Telephone: (212) 832-1930

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 27, 2014

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

(Continued on following page(s))

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64121N109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Rubenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned By Each Reporting Person With
	7	SOLE VOTING POWER 160,011 shares

	8	SHARED VOTING POWER 1,105,572 shares

	9	SOLE DISPOSITIVE POWER 160,011 shares

	10	SHARED DISPOSITIVE POWER 1,105,572 shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,265,583 shares

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 64121N109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Irwin Lieber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned By Each Reporting Person With
	7	SOLE VOTING POWER 401,100 shares

	8	SHARED VOTING POWER 0 shares

	9	SOLE DISPOSITIVE POWER 401,100 shares

	10	SHARED DISPOSITIVE POWER 0 shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
401,100 shares

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 64121N109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Seth Lieber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned By Each Reporting Person With
	7	SOLE VOTING POWER 34,136 shares

	8	SHARED VOTING POWER 0 shares

	9	SOLE DISPOSITIVE POWER 34,136 shares

	10	SHARED DISPOSITIVE POWER 0 shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,136 shares

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 64121N109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Lieber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned By Each Reporting Person With
	7	SOLE VOTING POWER 32,584 shares

	8	SHARED VOTING POWER 0 shares

	9	SOLE DISPOSITIVE POWER 32,584 shares

	10	SHARED DISPOSITIVE POWER 0 shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,584 shares

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 64121N109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Woodland Venture Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
Number of Shares Beneficially Owned By Each Reporting Person With
	7	SOLE VOTING POWER 540,524 shares

	8	SHARED VOTING POWER 0 shares

	9	SOLE DISPOSITIVE POWER 540,524 shares

	10	SHARED DISPOSITIVE POWER 0 shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
540,524 shares

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 64121N109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Seneca Ventures

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
Number of Shares Beneficially Owned By Each Reporting Person With
	7	SOLE VOTING POWER 254,683 shares

	8	SHARED VOTING POWER 0 shares

	9	SOLE DISPOSITIVE POWER 254,683 shares

	10	SHARED DISPOSITIVE POWER 0 shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,683 shares

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 64121N109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marilyn Rubenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned By Each Reporting Person With
	7	SOLE VOTING POWER 1,049 shares

	8	SHARED VOTING POWER 1,104,523 shares

	9	SOLE DISPOSITIVE POWER 1,049 shares

	10	SHARED DISPOSITIVE POWER 1,104,523 shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,105,572 shares

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%

14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 64121N109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Woodland Services Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
Number of Shares Beneficially Owned By Each Reporting Person With
	7	SOLE VOTING POWER 0 shares

	8	SHARED VOTING POWER 795,207 shares

	9	SOLE DISPOSITIVE POWER 0 shares

	10	SHARED DISPOSITIVE POWER 795,207 shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
795,207 shares

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 64121N109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Woodland Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
Number of Shares Beneficially Owned By Each Reporting Person With
	7	SOLE VOTING POWER 309,316 shares

	8	SHARED VOTING POWER 0 shares

	9	SOLE DISPOSITIVE POWER 309,316 shares

	10	SHARED DISPOSITIVE POWER 0 shares

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
309,316 shares

12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

This statement, dated May 27, 2014, constitutes Amendment No. 11 to the Schedule 13D, dated November 12, 1998, regarding the reporting persons’ ownership of certain securities of Network-1 Technologies, Inc. (formerly, Network-1 Security Solutions, Inc.) All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

Item 1.	Security and Issuer.

Item 1 is hereby amended to add the following:

(n) Network-1 Technologies, Inc.
(formerly, Network-1 Security Solutions, Inc.)
445 Park Avenue, Suite 912
New York, NY 10022
(212) 829-5770

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)      The following list sets forth the aggregate number and percentage (based on 25,715,743 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q/A for the quarter ended March 31, 2014), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of May 27, 2014:

Name	Shares of Common Stock Beneficially Owned(2)	Percentage of Shares of Common Stock Beneficially Owned

Barry Rubenstein	1,265,583(3), (4), (5), (6), (7), (8)	4.9%

Irwin Lieber	401,100(9)	1.6%

Seth Lieber	34,136(10)	0.1%

Jonathan Lieber	32,584(11)	0.1%

Woodland Venture Fund	540,524(5)	2.1%

Seneca Ventures	254,683(6)	1.0%

Marilyn Rubenstein	1,105,572(3), (5), (6), (7), (8)	4.3%

Woodland Services Corp.	795,207(3), (5), (6)	3.1%

Woodland Partners	309,316(7)	1.2%

(2)	Includes shares of Common Stock issuable upon the exercise of the August 2009 Option.
(3)	The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

(4)	Includes 150,011 shares of Common Stock owned individually by Barry Rubenstein and 10,000 shares of Common Stock issuable upon the exercise of the August 2009 Option.
(5)	Includes 540,524 shares of Common Stock owned by Woodland Venture.
(6)	Includes 254,683 shares of Common Stock owned by Seneca.
(7)	Includes 309,316 shares of Common Stock owned by Woodland Partners.
(8)	Includes 1,049 shares of Common Stock owned by Marilyn Rubenstein.
(9)	Includes 391,100 shares of Common Stock owned individually by Irwin Lieber and 10,000 shares of Common Stock issuable upon the exercise of the August 2009 Option.
(10)	Includes 34,136 shares of Common Stock owned individually by Seth Lieber.
(11)	Includes 32,584 shares of Common Stock owned individually by Jonathan Lieber.

(b) Barry Rubenstein, by virtue of being a general partner of Woodland Venture, Seneca and Woodland Partners, and the husband of Marilyn Rubenstein, may be deemed to have shared power to vote and to dispose of 1,105,572 shares of Common Stock, representing approximately 4.3% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 160,011 shares of Common Stock (including shares issuable upon the exercise of the August 2009 Option), representing approximately 0.6% of the outstanding Common Stock.

Irwin Lieber has sole power to vote and to dispose of 401,100 shares of Common Stock (including shares issuable upon the exercise of the August 2009 Option), representing approximately 1.6% of the outstanding Common Stock.

Seth Lieber has sole power to vote and to dispose of 34,136 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

Jonathan Lieber has sole power to vote and to dispose of 32,584 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

Woodland Venture has sole power to vote and to dispose of 540,524 shares of Common Stock, representing approximately 2.1% of the outstanding Common Stock.

Seneca has sole power to vote and to dispose of 254,683 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock.

Marilyn Rubenstein has sole power to vote and to dispose of 1,049 shares of Common Stock, representing approximately 0.004% of the outstanding Common Stock, and by virtue of being an officer of Services and a general partner of Woodland Partners, may be deemed to have shared power to vote and to dispose of 1,105,572 shares of Common Stock, representing approximately 4.3% of the outstanding Common Stock.

Services by virtue of being a general partner of Woodland Venture and Seneca, may be deemed to have shared power to vote and to dispose of 795,207 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock.

Woodland Partners has sole power to vote and to dispose of 309,316 shares of Common Stock, representing approximately 1.2% of the outstanding Common Stock.

(c) The following table sets forth the transactions in the securities of the Issuer by the Reporting Persons identified in Item 2 of this Schedule 13D which were effected during the prior sixty days from May 27, 2014:

Name of Shareholder	Sale Date	Sales Price Per Share	Number of Shares of Common Stock Sold

Woodland Venture Fund	3/27/14	$1.1618	43,700

Seneca Ventures	5/23/14 5/27/14	$1.7188 $1.7302	200,300 25,000

Irwin Lieber	5/23/14	$1.7188	56,000

The sales of the shares of Common Stock of the Issuer described above were sold pursuant to open market sales.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e) On May 27, 2014, Barry Rubenstein, Irwin Lieber, Seth Lieber, Jonathan Lieber, Woodland Venture Fund, Seneca Ventures, Marilyn Rubenstein, Woodland Services Corp. and Woodland Partners ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: June 2, 2014

SENECA VENTURES

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND SERVICES CORP.

By:	/s/ Barry Rubenstein
Barry Rubenstein, President

/s/ Barry Rubenstein
Barry Rubenstein

/s/ Irwin Lieber
Irwin Lieber

/s/ Marilyn Rubenstein
Marilyn Rubenstein

/s/ Seth Lieber
Seth Lieber

/s/ Jonathan Lieber
Jonathan Lieber

WOODLAND PARTNERS

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
Page 14 of 14